BD 3/6

SECUI[barcode] IMISSION

03013257

3-6

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51345

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quellos Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

667 Madison Avenue, 25th Floor
(No. and Street)

New York	New York	10021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Krzystek (212) 609-4148
(Area Code – Telephone Number)

RECEIVED MAR 0 6 2003 WASH, D.C.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name – *if individual, state last, first, middle name*)

700 5th Avenue, Suite 4500	Seattle	Washington	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 7 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of

QUELLOS BROKERAGE SERVICES, LLC

(SEC ID NO. 8-51345)

STATEMENTS OF FINANCIAL CONDITION AS OF DECEMBER 31, 2002 AND 2001,
INDEPENDENT AUDITORS' REPORT, AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL
(Filed pursuant to Rule 17a-5(e)(3) as a Public Document)

Deloitte & Touche LLP

Deloitte & Touche LLP
Suite 4500
700 Fifth Avenue
Seattle, Washington 98104-5044

Tel: (206) 292-1800
Fax: (206) 343-7809
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors
Quellos Brokerage Services, LLC
New York, New York

We have audited the accompanying statements of financial condition of Quellos Brokerage Services, LLC (the Company), as of December 31, 2002 and 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, the financial position of the Company is affected by allocations of expenses and other transactions with the parent company. Accordingly, the financial position is not necessarily that which would have been achieved had the Company operated on an independent basis.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, in 2002 the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*, in accordance with SFAS No. 148, *Accounting for Stock-Based Compensation–Transition and Disclosure, an amendment of FASB Statement No. 123*, and retroactively restated the 2001 financial statements for the change.

Deloitte & Touche LLP

February 26, 2003

QUELLOS BROKERAGE SERVICES, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
CASH AND CASH EQUIVALENTS	$6,099,907	$5,693,240
RECEIVABLES:		
From broker/dealers and clearing organization	782,698	705,115
Other	322,610	455,384
Total receivables	1,105,308	1,160,499
SHORT-TERM INVESTMENTS	1,883,577	1,461,051
EQUIPMENT AND FACILITIES, net	124,046	100,770
PREPAID EXPENSES	48,803	37,386
TOTAL	$9,261,641	$8,452,946
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable	$ 85,972	$ 210,603
Accrued and other liabilities	108,128	47,187
Payable to Parent	59,074	39,479
Total liabilities	253,174	297,269
MEMBER'S EQUITY	9,008,467	8,155,677
TOTAL	$9,261,641	$8,452,946

QUELLOS BROKERAGE SERVICES, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Effective January 12, 2001, Quellos Brokerage Services, LLC (the Company) changed from an introducing securities broker/dealer to a fully disclosed introducing securities broker/dealer registered with the Securities and Exchange Commission (the SEC), the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. Additionally, the Company is an introducing broker/dealer under the Commodity Exchange Act and a member of the National Futures Association. The Company's original broker/dealer registration became effective on June 3, 1999, and the Company expanded its operations effective January 12, 2001. The Company's New York City office is now the principal office and the Seattle office has become an Office of Supervisory Jurisdiction Branch Office. All securities transactions are introduced and cleared on a fully disclosed basis through a clearing broker. The Company is exempt from Section 4d(2) of the Commodity Exchange Act. The Company is a wholly owned subsidiary of Quellos Group, LLC (the Parent).

Accounting for securities transactions: The Company operates pursuant to SEC Rule 15c3-3(k)(2)(ii). It does not hold customer funds or safekeep customer securities. As such, a portion of the Company's revenues consist of commissions earned from order execution business cleared by Bear Stearns Securities Corp. (Bear Stearns) or referred to other broker/dealers, which it records on a trade-date basis. The Company also receives a portion of the interest earned by Bear Stearns from the Company's clients. Such interest is accrued as earned.

Cash and cash equivalents: The Company considers amounts due from banks and all highly liquid investments, including those with an initial maturity of three months or less, not held for sale in the normal course of business and cash on deposit in interest-bearing accounts with the clearing broker to be cash equivalents.

Short-term investments: The Company maintains an investment in certain private placement vehicles, which are managed by an affiliate. This investment is valued based upon the vehicles' net asset value per share. The investment provides daily liquidity.

Depreciation and amortization: Depreciation of equipment and facilities is provided on the straight-line method over five years, the estimated useful lives of the assets.

Capitalization of software costs: Costs related to the development of new software for internal use, incurred subsequent to the preliminary project stage but prior to the point at which the computer software is substantially complete and ready for its intended use, are capitalized and amortized over its estimated useful life. Capitalized costs will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such costs may not be recoverable.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates include the fair values of certain investments. Actual results could differ from such estimates.

Recently issued accounting standards: Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 did not have a significant impact on the financial position of the Company as there were no derivatives as of the time of adoption or as of December 31, 2002 and 2001.

Equity-based compensation: At December 31, 2002, the Company has equity-based employee compensation arrangements (the Arrangements), which are described in Note 6. In 2002, the Company adopted the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, for equity-based employee compensation. SFAS No. 123 states that the adoption of the fair value-based method is a change to a preferable method of accounting. All prior periods presented have been retroactively restated in accordance with SFAS No. 148, *Accounting for Stock-Based Compensation–Transition and Disclosure, an amendment of FASB Statement No. 123*, to reflect the compensation expense that would have been recognized had the recognition provisions of SFAS No. 123 been applied to all Arrangements granted to employees on or after January 1, 1995. In the process of adopting the recognition provisions of SFAS No. 123, it was determined that certain equity-based compensation awards granted in 2001 were not accounted for and disclosed in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. The adoption did not have an impact on the statement of financial condition as of December 31, 2002 and 2001, as expense recognized under SFAS No. 123 is offset by a corresponding contribution of capital from the Parent.

NOTE 2: RELATED PARTY TRANSACTIONS

Parent: The Parent participates in the management of the Company's affairs and provides, at allocated cost, administrative support for the Company's operations, including facilities and administrative activities. Accordingly, the amounts recorded in the accompanying statements of financial condition are not necessarily the same as would have been achieved if the Company had operated on an independent basis.

Beginning September 1, 2000, the Parent and the Company entered into a common paymaster agreement, whereby certain shared expenses, excluding payroll and payroll-related expenses, are paid by the Parent. The portion attributable to the Company is then allocated for reimbursement to the Parent. At December 31, 2002 and 2001, receivables and payables related to the Parent totalled $1,167 and $59,074, and $-0- and $39,479, respectively.

NOTE 3: EQUIPMENT AND FACILITIES

Equipment and facilities consisted of the following at December 31:

	2002	2001
Computers and equipment	$ 111,571	$ 97,615
Software	17,438	1,200
Furniture	52,793	29,012
	181,802	127,827
Accumulated depreciation	(57,756)	(27,057)
	$ 124,046	$ 100,770

NOTE 4: FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is responsible for all required customer payments, maintenance of the margin in each margin account, payment of any unsecured debit balances, payment and delivery of "when issued" transactions, and delivery of securities in good form related to nonperformance of its customers. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, or the clearing broker has the right to execute purchases and sales if the Company declines to act.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions, properly training and supervising personnel, reviewing information it receives from its clearing broker on a daily basis, and reserving for doubtful accounts when necessary.

NOTE 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company is required to maintain minimum net capital such that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $6,606,212, which was $6,506,212 in excess of its required net capital of $100,000 and had a ratio of aggregate indebtedness to net capital of .0383 to 1. At December 31, 2001, the Company had net capital of $6,080,239, which was $5,980,239 in excess of its required net capital of $100,000, and had a ratio of aggregate indebtedness to net capital of .0489 to 1.

NOTE 6: EQUITY COMPENSATION ARRANGEMENTS

The Parent has certain equity compensation Arrangements to provide additional financial incentives to its employees and employees of the Company. The Company adopted the recognition provisions of SFAS No. 123 in 2002, in accordance with SFAS No. 148, by applying this accounting method retroactively to all awards granted to employees on or after January 1, 1995 (Note 1).

Equity incentive plan: On May 1, 2001, the Parent adopted an equity incentive plan (the Plan), which provides for the granting of nonqualified options to purchase membership interests of the Parent. Options granted under the Plan typically vest 25% in the first year and ratably over the following 12 quarters. The exercise prices of the awards are typically at fair value at the date of grant and the awards are subject to a ten year contractual life. The value of options granted under the Plan is measured based on their intrinsic value at each reporting date. The effects of changes in the underlying price are recognized as compensation expense over the period until the awards are exercised or forfeited.

Activity of options on membership interests granted to employees of the Company under the Plan was as follows:

	Number of options outstanding	Weighted-average exercise price	Range of exercise prices	Weighted-average remaining contractual life	Number of exercisable option units
Outstanding, May 1, 2001 (Plan inception)	–	$ –			
Options granted	2,500	7.28			
Outstanding, December 31, 2001	2,500	7.28			
Options granted	39,000	8.68			
Options forfeited	(2,500)	7.28			
Outstanding, December 31, 2002	39,000	$ 8.68	$ 8.68	9.23	–

Equity awards: Additional membership interests (Equity Awards) were granted outside of the Plan to senior employees of the Company. The Equity Awards were originally granted indirectly through a related party whose members are employees of the Company. During 2002, recipients of Equity Awards became members of the Parent. The Equity Awards generally provide for potential future allocations of operating profits and losses of the Parent, which are immediately vested, and potential future allocations of nonoperating gains or losses of the Parent, which are subject to various vesting schedules and requirements. During 2002, the terms of the Equity Awards were modified so that the terms of the Arrangements are now directly between the senior employees of the Company and the Parent.

Membership interests activity related to the Equity Awards granted to employees of the Company was as follows:

	Number of membership interests	Weighted-average fair value	Membership interests vested in nonoperating gain/loss allocation
Outstanding, January 1, 2001	–	$ –	–
Granted	907,637	4.35	
Outstanding, December 31, 2001	907,637		
Granted	38,713	8.68	
Forfeited	(119,850)		
Outstanding, December 31, 2002	826,500		206,625

pursuant to the Arrangements. Of this amount, Arrangements governing 17,029,264 membership interests and options on membership interests were granted, and of these 34,511 have been cancelled, 524,259 have been forfeited, and 2,908,623 were available for grant.

OATH OR AFFIRMATION

I, Norman D. Bontje, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quellos Brokerage Services, LLC, as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

CHARLENE M. YORITSUNE
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
SEPTEMBER 29, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte & Touche LLP
Suite 4500
700 Fifth Avenue
Seattle, Washington 98104-5044

Tel: (206) 292-1800
Fax: (206) 343-7809
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Board of Directors
Quellos Brokerage Services, LLC
New York, New York

In planning and performing our audit of the financial statements of Quellos Brokerage Services, LLC (the Company) for the year ended December 31, 2002 (on which we issued our report dated February 26, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), (2) for determining compliance with the exemptive provisions of Rule 15c3-3, and (3) for determining compliance with the exemptive provisions of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act as the Company does not carry customers' regulated commodity futures, foreign futures, or foreign options accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the Commissions) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally

accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commissions' objectives.

This report is intended solely for the information and use of the management of the Company, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2003